Exhibit 16.1

September 27, 2005

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Commissioners,

We were previously the independent registered public accounting firm for Campbell Alternative Asset Trust and, under date of March 22, 2005, we reported on the financial statements of Campbell Alternative Asset Trust as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002. On September 23, 2005, we were dismissed as the independent registered public accounting firm by the Board of Directors of Campbell & Company, Inc., the Managing Owner of Campbell Alternative Asset Trust. We have read Campbell Alternative Asset Trust’s statements included under Item 4 of its Form 8-K dated September 23, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with the statements contained in Item 4.01 (b).

Very truly yours,

/s/ Arthur F. Bell, Jr. & Associates, L.L.C.

Arthur F. Bell, Jr. & Associates, L.L.C.